Exhibit 1.01

Quanex Building Products Corporation
Conflict Minerals Report
for the year ended December 31, 2020

I.                                        Introduction

Quanex Building Products Corporation (“Quanex” or “we,” “our” or “us”) is a manufacturer of components for original equipment manufacturers in the building products industry.  These components can be categorized as window and door (fenestration) components and kitchen and bath cabinet components.  Examples of fenestration components include (1) energy-efficient flexible insulating glass spacers, (2) extruded vinyl profiles, (3) window and door screens and (4) precision-formed metal and wood products.  In addition, we provide certain other non-fenestration components and products, which include solar panel sealants, trim moldings, vinyl decking, fencing, water retention barriers and conservatory roof components.  Certain of the products that we manufacture or contract to manufacture contain materials or components containing tin, tantalum, tungsten and/or gold (“3TG”) that are necessary to the functionality of those products, but such amounts are de minimis relative to our total materials content.

As a result, we are obligated to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).  If a company is subject to the Rule, the company must generally investigate the origin of the 3TG in its products.  If it appears the company’s 3TG may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and is not from scrap or recycled sources, the company must then exercise due diligence over the source and chain of custody of such 3TG and disclose certain information about its due diligence efforts in this separate Conflict Minerals Report.

Due to the depth of our supply chain, Quanex is far removed from the sources of ore from which these 3TG are produced and the smelters/refiners that process those ores; the results of our efforts identify the origin of those ores as described in this Conflict Minerals Report reflect our circumstances and position in the supply chain. We believe the amount of information that is available globally on the traceability and sourcing of these ores remains limited at this time. We also believe this situation is not unique to Quanex.

II.                                   Reasonable Country of Origin Inquiry

There are many layers between Quanex and the smelters or refiners that produce the 3TG in our products, the exact number of which varies depending on the components provided to us by our suppliers. In all cases, we rely on our direct suppliers to provide information on the origin of 3TG contained in the components and materials they supply to us, including sources of 3TG that are supplied to them from lower-tier suppliers.

To gather this information, we conducted a reasonable country of origin inquiry in which we asked our direct suppliers to provide answers to the Responsible Minerals Initiative’s Conflict Minerals Reporting Template (the “Template”) regarding the products and materials they supply to Quanex.  The Template is generally regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide.

We reviewed the responses to the questionnaires that we received from our direct suppliers, and, where necessary, we required our suppliers to provide corrections and clarifications to resolve any incomplete or inconsistent information in their responses.  For non-responsive suppliers, we made multiple follow-up requests by telephone and email.

Overall, we ultimately received responses from 439 (approximately 97%) of our 451 direct suppliers that we identified as being within the scope of our reasonable country of origin inquiry.  As such, we believe our reasonable country of origin inquiry and process was reasonably designed and performed in good faith.  Nevertheless, there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete, or falsified despite our efforts to validate and confirm the information.

After reviewing the results of our reasonable country of origin inquiry, we determined that we had reason to believe that some of the 3TG necessary for the functionality or production of our products may have originated in a Covered Country during calendar year 2020, all within the meaning of the Rule. Therefore, we determined that the Rule required that we exercise due diligence on the source and chain of custody of such 3TG. We also identified scrap and recycled minerals as sources of materials in our supply chain.

III.                              Design of Due Diligence Framework

We designed our overall conflict minerals due diligence framework to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (the “Guidance”).

IV.                               Due Diligence Measures Performed by Quanex

The following are due diligence measures that were performed by Quanex on the source and chain of custody of the necessary 3TG contained in our products that we had reason to believe may have originated from the Covered Countries:

•                  Reported to senior management on direct suppliers’ responses to our conflict minerals information requests to the extent such responses raised the possibility of red-flag risks.

•                  Communicated Conflict Minerals-related requirements and expectations to our suppliers via email and phone dialogues.

•                  Planned to further engage with, and, where necessary, pursue risk mitigation efforts, for a limited number of our direct suppliers who have indicated that a portion of the 3TG originated from sources in the Covered Countries.

V.                                    Due Diligence Results

Our due diligence results are inherently limited. As a downstream purchaser of 3TG, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary 3TG. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary 3TG. We also rely, to a large extent, on information collected and provided by independent third-party audit programs such as the Responsible Minerals Initiative. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

We received inconclusive information from some of our direct suppliers.  We also received information from 16 of our direct suppliers, or approximately 3.6% of the 439 suppliers that responded to our surveys, indicating those direct suppliers may source a portion of their 3TG from smelters or refiners that obtain their ore from the Covered Countries.  Of the 16 suppliers who responded that their products do contain 3TG, seven suppliers note that they provide tin compounds, which based on informal guidance form the SEC is not considered in-scope under the Rule.  Out of an abundance of caution, absent definitive guidance, we have included such compounds in our diligence and inquiry.  Another six suppliers provided CMRT responses at a company or division level that included information on all products sold by the supplier to its customers, even though Quanex may have purchased only a limited subset of components or products from the supplier. Therefore, the information provided by these suppliers was not necessarily limited to smelters or refiners that were potentially part of the Quanex supply chain.  All suppliers have confirmed that the 3TG is sourced from compliant sources and/or that they require their own suppliers to maintain conflict-free supply chains.   Overall, sourcing information about our products in their entirety is not yet available.  However, after reviewing the results of our due diligence, we did not find evidence to suggest that any of the 3TG in our supply chain funded or benefited armed groups in the Covered Countries.

VI.                               Process Considerations

We will continue to communicate our expectations and make inquiries regarding Conflict Minerals compliance and supply chain due diligence to our direct suppliers. We will also continue to undertake additional fact and risk assessments where necessary, and monitor changes in supplier circumstances that may impact their Conflict Minerals compliance and due diligence practices, which in turn may impact our continued engagement of and relationship with certain suppliers. As part of our risk mitigation efforts, we expect our suppliers who are using smelters or refiners that are not verified as conformant with the Responsible Minerals Assurance Process to publicly demonstrate progress toward a fully conformant supply chain. If we become aware of suppliers whose sourcing practices with respect to 3TG continually raise red-flag risks, we may take steps to reevaluate the business relationship with those suppliers. We expect our direct suppliers to take similar measures with their suppliers to ensure alignment with our sourcing philosophy throughout our supply chain.

VII.                          Independent Private Sector Audit

Pursuant to current guidance issued by the U.S. Securities and Exchange Commission, an independent private sector audit is not required for this Conflict Minerals Report.

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